SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2016

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Part IV. Line 4i - Schedule of Assets (Held at Year-End)
Schedule H, Part IV. Line 4j - Schedule of Reportable Transactions

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Community Trust Bancorp, Inc. Employee Stock
   Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets at December 31, 2016, and schedule of reportable transactions for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Louisville, Kentucky
June 23, 2017
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

Assets	2016	2015
Cash	$105,013	$0

Investments at fair value:
Community Trust Bancorp, Inc. common stock	39,100,077	26,766,425
Mutual funds	927,988	819,539
Money market funds	86,758	86,605
Total investments	40,114,823	27,672,569

Receivables:
Trade settlements receivable	6,678	0
Accrued interest and dividends	252,728	236,631
Total receivables	259,406	236,631

Total assets	40,479,242	27,909,200

Liabilities
Trade settlements payable	0	0

Net assets available for benefits	$40,479,242	$27,909,200

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

Additions:	2016	2015
Contributions	$1,538,272	$1,530,254

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	11,587,493	(1,248,305)
Interest and dividends	1,000,777	948,678
Total investment income (loss)	12,588,270	(299,627)

Deductions:
Benefits paid to participants	(1,556,500)	(2,003,772)

Increase (decrease) in net assets available for benefits	12,570,042	(773,145)

Net assets available for benefits:
Beginning of year	27,909,200	28,682,345

End of year	$40,479,242	$27,909,200

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2016 and 2015 and
For the Years Ended December 31, 2016 and 2015

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

Each year, CTBI shall make a contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The contributions are non-participant directed and invested directly in CTBI stock.  During 2016 and 2015, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI common stock, mutual funds and money market funds.  Employer contributions are automatically invested in CTBI common stock. Once a participant attains the age of 55 and has completed ten years of participation in the Plan, the participant may allocate a portion of their Plan balance to other investments within 90 days after the close of each Plan year.  These elections may be made for six consecutive years.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his or her account is payable to him or her if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited employer contributions are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years.  Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $1,070,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $210,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $1,070,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2016 and 2015, forfeited non-vested accounts totaled $28,494 and $20,550, respectively.  These amounts will be used to reinstate any previously forfeited balances required, if any, with the remainder reallocated to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Net Assets by Participant and Non-Participant Directed Investments

All CTBI stock is non-participant directed, while the mutual and money market funds are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:

	2016
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$58,996	$11,528,497	$11,587,493
Interest and Dividends	17,162	983,615	1,000,777
Net investment gain	76,158	12,512,112	12,588,270

Contributions	-	1,538,272	1,538,272
Transfers from non-participant directed funds to participant directed funds	49,042	-	49,042

Total additions	125,200	14,050,384	14,175,584

Deductions:
Benefits paid to participants	(16,598)	(1,539,902)	(1,556,500)
Transfers from non-participant directed funds to participant directed funds	-	(49,042)	(49,042)

Total deductions	(16,598)	(1,588,944)	(1,605,542)

Net increase	108,602	12,461,440	12,570,042

Net assets available for benefits, beginning of year	906,144	27,003,056	27,909,200

Net assets available for benefits, end of year	$1,014,746	$39,464,496	$40,479,242

	2015
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net depreciation in fair value of investments	$(27,415)	$(1,220,890)	$(1,248,305)
Interest and Dividends	15,208	933,470	948,678
Net investment loss	(12,207)	(287,420)	(299,627)

Contributions	-	1,530,254	1,530,254
Transfers from non-participant directed funds to participant directed funds	124,018	-	124,018

Total additions	111,811	1,242,834	1,354,645

Deductions:
Benefits paid to participants	(105,799)	(1,897,973)	(2,003,772)
Transfers from non-participant directed funds to participant directed funds	-	(124,018)	(124,018)

Total deductions	(105,799)	(2,021,991)	(2,127,790)

Net increase (decrease)	6,012	(779,157)	(773,145)

Net assets available for benefits, beginning of year	900,132	27,782,213	28,682,345

Net assets available for benefits, end of year	$906,144	$27,003,056	$27,909,200

4.  Federal Income Tax Status

The Plan received a Letter of Determination from the Internal Revenue Service on August 28, 2015, stating the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  The Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2016	2015
CTBI common stock	$39,100,077	$26,766,425

7.  Plan Amendment

On August 28, 2015, the IRS issued a Determination for the Plan.  Therefore, Amendment Number One effective January 1, 2013 was adopted on November 2, 2015 outlining that the beneficiary of any participant who dies while performing Qualified Military Service shall be entitled to receive the payment of a benefit equal to the benefit which the Participant would have been entitled had that Participant resumed employment and then thereafter terminated employment due to death.  On October 24, 2016, the Plan adopted Amendment Number Two, effective January 1, 2017, which modifies the employer contribution from a stated formula to a discretionary contribution.

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2016 and 2015 were approximately $34,369 and $28,131, respectively.

9. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2016.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2016 and December 31, 2015:

		Fair Value Measurements at December 31, 2016 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$39,100,077	$39,100,077	$0	$0
Mutual funds	927,988	927,988	0	0
Money market funds	86,758	86,758	0	0
	$40,114,823	$40,114,823	$0	$0

		Fair Value Measurements at December 31, 2015 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$26,766,425	$26,766,425	$0	$0
Mutual funds	819,539	819,539	0	0
Money market funds	86,605	86,605	0	0
	$27,672,569	$27,672,569	$0	$0

10. Subsequent Events

CTBI Stock Holdings

The Plan holds a significant amount of CTBI stock, of which the as adjusted per share value has decreased approximately 14% as of June 22, 2017 from December 31, 2016.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2016

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
Diamond Hill Small Cap Fund	Equity Mutual Fund, 846 units	**	$29,512

Federated Intl Leaders-Inst	Equity Mutual Fund, 1,516 units	**	44,496

Vanguard Growth Index	Equity Mutual Fund, 1,081 units	**	61,962

Vanguard S/C Growth Index Adm	Equity Mutual Fund, 1,179 units	**	55,181

Vanguard Selected Value Fund	Equity Mutual Fund, 1,630 units	**	46,911

Vanguard TG Retirement 2015	Equity Mutual Fund, 1,539 units	**	22,325

Vanguard TG Retirement 2020	Equity Mutual Fund, 5,670 units	**	160,233

Vanguard TG Retirement 2025	Equity Mutual Fund, 1,640 units	**	26,814

Vanguard TG Retirement 2030	Equity Mutual Fund, 1,154 units	**	33,682

Vanguard TGT Retire Income	Equity Mutual Fund, 308 units	**	3,941

Vanguard Windsor II -Adm	Equity Mutual Fund, 2,454 units	**	152,991

Vanguard 500 Index Fund-Adm	Equity Mutual Fund, 597 units	**	123,421

William Blair Sm-Mid Cap	Equity Mutual Fund, 2,831 units	**	56,674

Vanguard Intm Term Corp-Adm	Fixed Bond Fund, 6,885 units	**	66,372

Vanguard Short Term Bond Index	Fixed Bond Fund, 4,168 units	**	43,473

			927,988
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 86,757 shares	**	86,758
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 788,308 shares	18,330,759	39,100,077

Total Investments		$18,330,759	$40,114,823

*	Indicates a party-in-interest to the Plan.
**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2016

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$747,183	14	$723,938	$23,245

Community Trust Bancorp, Inc. common stock	$1,716,096		20	$1,716,096

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 23, 2017	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President, and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer, and Treasurer

/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources